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                                                                    Exhibit 12.1

                NORFOLK SOUTHERN RAILWAY COMPANY AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Millions of Dollars)

                                                                                      Year ended December 31,
                                                                       --------------------------------------------------
                                                                        2003        2002        2001       2000      1999
                                                                       -----       -----       -----      -----     -----
EARNINGS
Income from continuing operations before income taxes as reported      $ 612       $ 720       $ 551      $ 285     $ 506

Add:
   Total interest expenses (as detailed below)                            82         114          87        185       130
   Amortization of capitalized interest                                    5           6           5          5         4
   Income (loss) of partially owned entities (1)                          (6)         (9)        (10)        12        --
   Subsidiaries' preferred dividend requirements                          --           2           2          2         2

Income before income taxes, as adjusted                                $ 693       $ 833       $ 635      $ 489     $ 642

FIXED CHARGES
Interest expense on debt                                               $  24       $  30       $  37      $  37     $  39
Other interest expense                                                    19          44          10        109        57
Calculated interest portion of rent expense                               39          40          40         39        34

Total interest expenses                                                   82         114          87        185       130

Capitalized interest                                                      12          11          17         18        15

Subsidiaries' preferred dividend requirement on a                         --           4           4          4         4
   pretax basis

Total fixed charges                                                    $  94       $ 129       $ 108      $ 207     $ 149

RATIO OF EARNINGS TO FIXED CHARGES                                     7.37x       6.46x       5.88x      2.36x     4.31x
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(1) Includes: (a) the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges.

The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.